UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38409

Mogo Inc.
(formerly Mogo Finance Technology Inc.)

2100-401 West Georgia St.

Vancouver, British Columbia

V6B 5A1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

  ☐ Form 20-F      ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: June 7, 2022	By:	/s/ Gregory Feller
	Name:	Gregory Feller
	Title:	President & Chief Financial Officer

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Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Notice of Annual General Meeting of Shareholders and Management Information circular dated May 24, 2022 for the meeting of shareholders to be held on June 28, 2022
99.2	Form of Proxy for the annual general meeting of shareholders to be held on June 28, 2022
99.3	Voting Instruction Form for the annual general meeting of shareholders to be held on June 28, 2022
99.4	Certificate of Officer Re: Abridgment of Time

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